

July 23, 2012

<u>Via E-mail</u>
David Garrity
Chief Financial Officer
Aspen Group, Inc.
720 South Colorado Boulevard, Suite 1150N
Denver, CO 80246

> **Re: Aspen Group, Inc.**
> **Form 8-K**
> **Filed March 19, 2012**
> **Amendment No. 1 to Form 8-K**
> **Filed May 7, 2012**
> **File No. 333-165685**

Dear Mr. Garrity:

We issued oral comments to you on the above captioned filings on June 4, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 6, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Leigh Ann Schultz, Staff Accountant at (202) 551-3628 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director